3DIcon Corporation

6804 South Canton Avenue

Suite 150

Tulsa, OK 74136

August 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Justin Kisner

Re:	3DIcon Corporation
Form SC 14F1
Filed July 21, 2016
File No. 000-54697

Mr. Kisner:

On behalf of 3DIcon Corporation (the “Company”), I am writing to respond to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), received on July 29, 2016, relating to the Company’s Schedule 14f-1 (the “Filing”), originally filed with the SEC on July 21, 2016, in connection with the change in control of the Company as detailed in the Filing.

The Company revised the Filing in response to Staff’s comments and, concurrently with this letter, filed an Amendment No. 1 to the Filing (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Filing.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.	Please provide the ages of the three (3) new members of the Board of Directors of the Company and confirm the five (5) year business history for the current members of the Board of Directors of the Company.

Response

The Company acknowledges the Staff’s comment and has revised the Filing in accordance with the Staff’s comment

2.	It is not clear whether the Company’s Audit Committee includes a member who qualifies as a financial expert.

Response

The Company acknowledges the Staff’s comment and has revised the Filing in accordance with the Staff’s comment.

3.	The Company listed Golden State Equity Investors, Inc., as a beneficial owner of the Company in the Schedule 13G filed on December 31, 2014 and this information was not included in the Filing, please explain.

Response

The Company routinely searches our records and those requested from third parties, including the shareholder. Although Golden State maintains direct holdings of our common stock, they are also beneficial owners of 9.99% of our common stock by virtue of their ownership of derivative securities of the Company. This information was inadvertently removed from the security holder’s list in the original filing.

Should you have any questions regarding the foregoing, please do not hesitate to contact our securities counsel, Jay Yamamoto, at (646) 810-0604.

Very Truly Yours,

/s/ Victor Keen
Victor Keen
Chief Executive Officer